UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                            Digital Realty Trust, Inc.
                      ------------------------------------
                                (Name of Issuer)

                                  Common Stock
                               -----------------
                         (Title of Class of Securities)

                                    253868103
                                    ---------
                                 (CUSIP Number)


             Date of Event which Requires Filing of this Statement

                                 December 31, 2011
                                --------------------

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[x]     Rule 13d-1(b)
[ ]     Rule 13d-1(c
[ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior coverage.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (12-02)




Schedule 13G (continued)

CUSIP No. 253868103
-------------------------------------------------------------------------------
   1)   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Cohen & Steers, Inc. 14-1904657
-------------------------------------------------------------------------------
   2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [x]
-------------------------------------------------------------------------------
   3)   SEC USE ONLY


-------------------------------------------------------------------------------
   4)   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
   NUMBER OF      5)    SOLE VOTING POWER
   SHARES               2,518,523
   BENEFICIALLY   -------------------------------------------------------------
   OWNED BY       6)    SHARED VOTING POWER
   EACH                 0
   REPORTING      -------------------------------------------------------------
   PERSON         7)    SOLE DISPOSITIVE POWER
   WITH                 5,603,749
                  -------------------------------------------------------------
                  8)    SHARED DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------
   9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,603,749
-------------------------------------------------------------------------------
  10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
  11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        5.34%
-------------------------------------------------------------------------------
  12)   TYPE OF REPORTING PERSON*

        HC, CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT




Schedule 13G (continued)

CUSIP No. 253868103
-------------------------------------------------------------------------------
   1)   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Cohen & Steers Capital Management, Inc.     13-3353336
-------------------------------------------------------------------------------
   2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [x]
-------------------------------------------------------------------------------
   3)   SEC USE ONLY


-------------------------------------------------------------------------------
   4)   CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
-------------------------------------------------------------------------------
   NUMBER OF      5)    SOLE VOTING POWER
   SHARES               2,498,267
   BENEFICIALLY   -------------------------------------------------------------
   OWNED BY       6)    SHARED VOTING POWER
   EACH                 0
   REPORTING      -------------------------------------------------------------
   PERSON         7)    SOLE DISPOSITIVE POWER
   WITH                 5,517,806
                  -------------------------------------------------------------
                  8)    SHARED DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------
   9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,517,806
-------------------------------------------------------------------------------
  10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
  11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        5.26%
-------------------------------------------------------------------------------
  12)   TYPE OF REPORTING PERSON*

        IA, CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT




Schedule 13G (continued)

CUSIP No. 253868103
-------------------------------------------------------------------------------
   1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Cohen & Steers Europe S.A.
-------------------------------------------------------------------------------
   2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [x]
-------------------------------------------------------------------------------
   3)    SEC USE ONLY


-------------------------------------------------------------------------------
   4)    CITIZENSHIP OR PLACE OF ORGANIZATION

         Belgium
-------------------------------------------------------------------------------
    NUMBER OF     5)    SOLE VOTING POWER
    SHARES              20,256
    BENEFICIALLY  -------------------------------------------------------------
    OWNED BY      6)    SHARED VOTING POWER
    EACH                0
    REPORTING     -------------------------------------------------------------
    PERSON        7)    SOLE DISPOSITIVE POWER
    WITH                85,943
                     ---------------------------------------------------------
                  8)    SHARED DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------
   9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         85,943
-------------------------------------------------------------------------------
  10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------
  11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.08%
-------------------------------------------------------------------------------
  12)    TYPE OF REPORTING PERSON

         IA, CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




Item 1.

        (a)  Name of Issuer:

             Digital Realty Trust, Inc.

        (b)  Address of Issuer's Principal Executive Offices:

             560 Mission Street, Suite 2900
             San Francisco, CA 94105


Item 2.

        (a)  Name of Persons Filing:
               Cohen & Steers, Inc.
               Cohen & Steers Capital Management, Inc.
               Cohen & Steers Europe S.A.
        (b)  Address of Principal Business Office:
               The principal address for Cohen & Steers, Inc. and Cohen & Steers Capital Management,Inc. is:
               280 Park Avenue
               10th Floor
               New York, NY 10017

               The principal address for Cohen & Steers Europe S.A. is:
               Chausse de la Hulpe 116,
               1170 Brussels, Belgium
        (c)  Citizenship:
               Cohen & Steers, Inc: Delaware corporation
               Cohen & Steers Capital Management, Inc: New York corporation Cohen & Steers Europe S.A.: Belgium limited company
        (d)  Title of Class Securities:
               Commmon
        (e)  CUSIP Number: 253868103



Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a

            (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

            (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act

            (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act

            (d)  [ ]  Investment Company registered under Section 8 of the
                      Investment Company Act

            (e)  [x]  An investment advisor in accordance with Section
                      240.13d-1(b)(1)(ii)(E)

            (f)  [ ]  An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F)

            (g)  [x]  A parent holding company or control person in accordance with Section 240.13d-l(b)(1)(ii)(G)

            (h)  [ ]  A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813)

            (i)  [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3)

            (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(l)(ii)(J)



Item 4.    OWNERSHIP:

         (a) Amount Beneficially Owned as of December 31, 2011:

               See row 9 on cover sheet

         (b) Percent of Class:

               See row 11 on cover sheet


          (c) Number of shares as to which such person has:
                (i)   sole power to vote or direct the vote:
                         See row 5 on cover sheet

                (ii)  shared power to vote or direct the vote:
                         See row 6 on cover sheet

                (iii) sole power to dispose or to direct
                      the disposition of:
                          See row 7 on cover sheet

                (iv)  shared power to dispose or direct
                      the disposition of:
                          See row 8 on cover sheet


Item 5.  OWNERSHIP  OF 5% OR LESS OF A CLASS
         N/A


Item 6.  OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON
         N/A


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
         HOLDING COMPANY

         Cohen & Steers, Inc. holds a 100% interest in Cohen & Steers Capital Management, Inc., an investment advisor registered under Section 203 of the Investment Advisers Act. Cohen & Steers, Inc. and Cohen & Steers Capital Management, Inc. together hold a 100% interest in Cohen & Steers Europe S.A., an investment advisor registered under
         Section 203 of the Investment Advisers Act.


Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Cohen & Steers, Inc. holds a 100% interest in Cohen & Steers Capital Management, Inc., an investment advisor registered under Section 203 of the Investment Advisers Act. Cohen & Steers, Inc. and Cohen & Steers Capital Management, Inc. together hold a 100% interest in Cohen & Steers Europe S.A., an investment advisor registered under
         Section 203 of the Investment Advisers Act.


Item 9.  NOTICE OF DISSOLUTION OF GROUP

         N/A



Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2012

                        Cohen & Steers, Inc.
                        Cohen & Steers Capital Management, Inc.
                        By:

                        /s/ Lisa Phelan
                        ____________________________________________
                            Signature


                            Lisa Phelan, Senior Vice President,
                                         Chief Compliance Officer
                            Cohen & Steers, Inc.
                            Cohen & Steers Capital Management, Inc.
                        ____________________________________________
                            Name and Title


                        Cohen & Steers Europe S.A.
                        By:

                        /s/ Joseph Houlihan
                        ---------------------------------------
                            Signature

                            Joseph Houlihan, Managing Director
                            Cohen & Steers Europe S.A.
                        ____________________________________________
                            Name and Title




                    JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a Statement on Schedule 13G including amendments thereto) with respect to the Common Shares of Digital Realty Trust,
Inc.,    and that this  Agreement  may be  included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 14, 2012.


                        Cohen & Steers, Inc.
                        Cohen & Steers Capital Management, Inc.
                        By:

                        /s/ Lisa Phelan
                        ____________________________________________
                            Signature


                            Lisa Phelan, Senior Vice President,
                                         Chief Compliance Officer
                            Cohen & Steers, Inc.
                            Cohen & Steers Capital Management, Inc.
                        ____________________________________________
                            Name and Title


                        Cohen & Steers Europe S.A.
                        By:

                        /s/ Joseph Houlihan
                        ---------------------------------------
                            Signature

                            Joseph Houlihan, Managing Director
                            Cohen & Steers Europe S.A.
                        ____________________________________________
                            Name and Title